Exhibit 21.2

Ryerson Inc.

Annual Report for the period ended December 31, 2010

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Ryerson Inc.

We have audited the accompanying consolidated balance sheets of Ryerson Inc. and Subsidiary Companies (“the Company”) as of December 31, 2010 and 2009 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2010, 2009 and 2008. Our audits also included the financial statement schedule listed in the index to the consolidated financial statements. These financial statements and schedule are the responsibility of management of the Company. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows, for the years ended December 31, 2010, 2009 and 2008 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP

Chicago, Illinois

March 15, 2011

RYERSON INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions)

	Year Ended December 31,
	2010	2009	2008
Net sales	$3,895.5	$3,066.1	$5,309.8
Cost of materials sold	3,355.7	2,610.6	4,597.7

Gross profit	539.8	455.5	712.1
Warehousing, delivery, selling, general and administrative	505.7	483.9	586.1
Restructuring and other charges	12.0	—	—
Gain on insurance settlement	(2.6)	—	—
Gain on sale of assets	—	(3.3)	—
Impairment charge on fixed assets	1.4	19.3	—
Pension and other postretirement benefits curtailment (gain) loss	2.0	(2.0)	—

Operating profit (loss)	21.3	(42.4)	126.0
Other expense:
Other income and (expense), net	(3.2)	(10.2)	21.4
Interest and other expense on debt	(75.2)	(72.9)	(109.9)

Income (loss) before income taxes	(57.1)	(125.5)	37.5
Provision for income taxes	12.9	66.9	11.7

Net income (loss)	(70.0)	(192.4)	25.8
Less: Net loss attributable to noncontrolling interest	(4.6)	(3.1)	(1.6)

Net income (loss) attributable to Ryerson Inc.	$(65.4)	$(189.3)	$27.4

See Notes to Consolidated Financial Statements.

RYERSON INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Year Ended December 31,
	2010	2009	2008
Operating Activities:
Net income (loss)	$(70.0)	$(192.4)	$25.8

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	38.6	37.1	37.7
Deferred income taxes	58.2	56.2	(12.8)
Provision for allowances, claims and doubtful accounts	3.0	8.5	11.5
Restructuring and other charges	12.0	—	—
Gain on sale of assets	—	(3.3)	—
Impairment charge on fixed assets	1.4	19.3	—
Pension and other postretirement benefits curtailment (gain) loss	2.0	(2.0)	—
Gain on retirement of debt	—	(2.7)	(18.2)
Change in operating assets and liabilities, net of effects of acquisitions:
Receivables	(138.5)	142.2	108.5
Inventories	(170.9)	227.5	263.1
Other assets	8.6	(1.3)	3.7
Accounts payable	102.4	(0.7)	(80.1)
Accrued liabilities	(2.5)	(38.8)	(50.3)
Accrued taxes payable/receivable	(5.5)	43.1	15.7
Deferred employee benefit costs	(36.9)	(10.0)	(19.2)
Other items	(0.3)	2.0	(6.1)

Net adjustments	(128.4)	477.1	253.5

Net cash provided by (used in) operating activities	(198.4)	284.7	279.3

Investing Activities:
Acquisitions, net of cash acquired	(12.0)	—	—
Decrease (increase) in restricted cash	3.9	(12.5)	(1.7)
Capital expenditures	(27.0)	(22.8)	(30.1)
Investment in joint venture	—	—	(7.1)
Increase in cash due to consolidation of joint venture	—	—	30.5
Loan to joint venture	—	—	(0.3)
Proceeds from sale of joint venture interest	—	49.0	1.0
Proceeds from sales of property, plant and equipment	5.5	18.4	31.7
Other investments	(14.8)	—	—

Net cash provided by (used in) investing activities	(44.4)	32.1	24.0

Financing Activities:
Repayment of debt	(10.6)	(3.3)	(71.7)
Proceeds from credit facility borrowings	180.0	—	1,210.0
Repayment of credit facility borrowings	(180.0)	—	(1,770.0)
Net proceeds/(repayments) of short-term borrowings	206.0	(270.1)	426.8
Credit facility issuance costs	—	—	(0.3)
Long-term debt issuance costs	—	—	(1.7)
Purchase of subsidiary shares from noncontrolling interest	(17.5)	—	—
Net increase (decrease) in book overdrafts	6.6	(12.5)	9.9
Dividends paid	—	(35.0)	(25.0)

Net cash provided by (used in) financing activities	184.5	(320.9)	(222.0)

Net increase (decrease) in cash and cash equivalents	(58.3)	(4.1)	81.3
Effect of exchange rate changes on cash and cash equivalents	5.6	10.1	(7.6)

Net change in cash and cash equivalents	(52.7)	6.0	73.7
Cash and cash equivalents—beginning of period	114.9	108.9	35.2

Cash and cash equivalents—end of period	$62.2	$114.9	$108.9

Supplemental Disclosures
Cash paid (received) during the period for:
Interest paid to third parties	$66.1	$66.6	$106.9
Income taxes, net	(46.8)	(29.1)	9.7

See Notes to Consolidated Financial Statements.

RYERSON INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

(In millions, except shares)

	At December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$62.2	$114.9
Restricted cash (Note 3)	15.6	19.5
Receivables less provision for allowances, claims and doubtful accounts of $8.7 in 2010 and $10.5 in 2009	499.1	357.6
Inventories (Note 4)	783.4	601.7
Prepaid expenses and other assets	60.5	46.1

Total current assets	1,420.8	1,139.8
Property, plant and equipment, net of accumulated depreciation (Note 5)	490.4	488.7
Deferred income taxes (Note 18)	44.5	53.1
Other intangible assets (Note 6)	16.1	12.6
Goodwill (Note 7)	73.7	71.4
Deferred charges and other assets	15.8	22.0

Total assets	$2,061.3	$1,787.6

Liabilities
Current liabilities:
Accounts payable	$287.3	$173.4
Accrued liabilities:
Salaries, wages and commissions	43.2	36.7
Deferred income taxes (Note 18)	135.7	96.1
Interest on debt	10.0	9.5
Other accrued liabilities	39.4	26.0
Short-term debt (Note 9)	26.7	28.4
Current portion of deferred employee benefits	15.8	15.6

Total current liabilities	558.1	385.7
Long-term debt (Note 9)	933.5	725.8
Taxes and other credits	10.0	11.9
Deferred employee benefits (Note 10)	482.3	497.8

Total liabilities	1,983.9	1,621.2

Commitments and contingencies (Note 11)

Equity
Ryerson Inc. stockholders’ equity:
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued at 2010 and 2009	—	—
Capital in excess of par value	456.2	456.2
Accumulated deficit	(254.7)	(189.3)
Accumulated other comprehensive loss	(139.0)	(136.1)

Total Ryerson Inc. stockholders’ equity	62.5	130.8
Noncontrolling interest	14.9	35.6

Total equity	77.4	166.4

Total liabilities and equity	$2,061.3	$1,787.6

See Notes to Consolidated Financial Statements.

RYERSON INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In millions, except shares)

	Ryerson Inc. Stockholders
					Accumulated Other Comprehensive Income (Loss)
	Common Stock		Capital in Excess of Par Value	Accumulated Deficit	Foreign Currency Translation	Benefit Plan Liabilities	Unrealized Gain on Available-For-Sale Investment	Noncontrolling Interest	Total
	Shares	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars
Balance at January 1, 2008	100	$—	$500.0	$(11.2)	$(2.6)	$13.0	$—	$—	$499.2
Consolidation of joint venture	—	—	—	—	—	—	—	47.6	47.6
Net income	—	—	—	27.4	—	—	—	(1.6)	25.8
Foreign currency translation	—	—	—	—	(43.0)	—	—	(0.1)	(43.1)
Dividends	—	—	(8.8)	(16.2)	—	—	—	—	(25.0)
Additional investment in joint venture	—	—	—	—	—	—	—	(6.9)	(6.9)
Changes in unrecognized benefit costs (net of tax benefit of $72.7)	—	—	—	—	—	(114.7)	—	—	(114.7)

Balance at December 31, 2008	100	$—	$491.2	$—	$(45.6)	$(101.7)	$—	$39.0	$382.9
Net loss	—	—	—	(189.3)	—	—	—	(3.1)	(192.4)
Foreign currency translation	—	—	—	—	28.2	—	—	(0.3)	27.9
Dividends	—	—	(35.0)	—	—	—	—	—	(35.0)
Changes in unrecognized benefit costs (net of tax benefit of $1.8)	—	—	—	—	—	(17.0)	—	—	(17.0)

Balance at December 31, 2009	100	$—	$456.2	$(189.3)	$(17.4)	$(118.7)	$—	$35.6	$166.4
Net loss	—	—	—	(65.4)	—	—	—	(4.6)	(70.0)
Foreign currency translation	—	—	—	—	10.0	—	—	1.4	11.4
Purchase of subsidiary shares from noncontrolling interest	—	—	—	—	—	—	—	(17.5)	(17.5)
Changes in unrecognized benefit costs (net of tax benefit of $0.7)	—	—	—	—	—	(18.3)	—	—	(18.3)
Unrealized gain on available-for-sale investment	—	—	—	—	—	—	5.4	—	5.4

Balance at December 31, 2010	100	$—	$456.2	$(254.7)	$(7.4)	$(137.0)	$5.4	$14.9	$77.4

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Statement of Accounting and Financial Policies

Business Description and Basis of Presentation. Ryerson Inc. (“Ryerson”), a Delaware corporation, is a wholly-owned subsidiary of Ryerson Holding Corporation (“Ryerson Holding”), formerly named Rhombus Holding Corporation.

On October 19, 2007, the merger (the “Platinum Acquisition”) of Rhombus Merger Corporation (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Ryerson Holding, with and into Ryerson, was consummated in accordance with the Agreement and Plan of Merger, dated July 24, 2007, by and among Ryerson, Ryerson Holding and Merger Sub (the “Merger Agreement”). Upon the closing of the Platinum Acquisition, Ryerson, including JT Ryerson, became wholly-owned direct and indirect subsidiaries of Ryerson Holding. Ryerson Holding is 99% owned by affiliates of Platinum Equity, LLC (“Platinum”).

Ryerson conducts materials distribution operations in the United States through its wholly-owned direct subsidiary Joseph T. Ryerson & Son, Inc. (“JT Ryerson”), in Canada through its indirect wholly-owned subsidiary Ryerson Canada, Inc., a Canadian corporation (“Ryerson Canada”) and in Mexico through its indirect wholly-owned subsidiary Ryerson Metals de Mexico, S. de R.L. de C.V., a Mexican corporation (“Ryerson Mexico”). In addition to our North American operations, we conduct materials distribution operations in China through Ryerson China Limited (“Ryerson China”), formerly named VSC-Ryerson China Limited, a company in which we have a 50% direct ownership percentage and an additional 50% interest through affiliates of Ryerson Holding. We conducted material distribution operations in India through Tata Ryerson Limited, a joint venture with Tata Steel Limited, an integrated steel manufacturer in India through July 10, 2009, the date on which we sold our ownership interest to our joint venture partner (see Note 15). Unless the context indicates otherwise, Ryerson, JT Ryerson, Ryerson Canada, Ryerson China, and Ryerson Mexico together with their subsidiaries, are collectively referred to herein as “we,” “us,” “our,” or the “Company.”

Principles of Consolidation. The Company consolidates entities in which it owns or controls more than 50% of the voting shares. All significant intercompany balances and transactions have been eliminated in consolidation. Additionally, variable interest entities that do not have sufficient equity investment to permit the entity to finance its activities without additional subordinated support from other parties or whose equity investors lack the characteristics of a controlling financial interest for which the Company is the primary beneficiary are included in the consolidated financial statements.

Business Segments. Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 280, “Segment Reporting” (“ASC 280”), establishes standards for reporting information on operating segments in interim and annual financial statements. Our Chief Executive Officer, together with the Operating Committee selected by our Board of Directors, serve as our Chief Operating Decision Maker (“CODM”). Our CODM reviews our financial information for purposes of making operational decisions and assessing financial performance. During the second quarter of 2010, a strategic decision was made by the CODM to view our business globally as metals service centers. As such, the financial information provided to the CODM to evaluate performance and allocate resources has been revised to reflect this global view as opposed to geographic regions. We have one operating and reportable segment, metal service centers, in accordance with the criteria set forth in ASC 280.

Use of Estimates. The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Reclassifications. Certain prior period amounts have been reclassified to conform to the 2010 presentation.

Equity Investments. Investments in affiliates in which the Company’s ownership is 20% to 50% are accounted for by the equity method. Equity income is reported in “Cost of materials sold” in the Consolidated Statements of Operations. Equity income during the years ended December 31, 2010, 2009 and 2008 totaled zero, $0.7 million and $7.6 million, respectively.

Revenue Recognition. Revenue is recognized in accordance with FASB ASC 605, “Revenue Recognition.” Revenue is recognized upon delivery of product to customers. The timing of shipment is substantially the same as the timing of delivery to customers given the proximity of the Company’s distribution sites to its customers. Revenue is recorded net of returns, allowances, customer discounts and incentives. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net (excluded from revenues) basis.

Provision for allowances, claims and doubtful accounts. We perform ongoing credit evaluations of customers and set credit limits based upon review of the customers’ current credit information and payment history. The Company monitors customer payments and maintains a provision for estimated credit losses based on historical experience and specific customer collection issues that the Company has identified. Estimation of such losses requires adjusting historical loss experience for current economic conditions and judgments about the probable effects of economic conditions on certain customers. The Company cannot guarantee that the rate of future credit losses will be similar to past experience. Provisions for allowances and claims are based upon historical rates, expected trends and estimates of potential returns, allowances, customer discounts and incentives. The Company considers all available information when assessing the adequacy of the provision for allowances, claims and doubtful accounts.

Shipping and Handling Fees and Costs. Shipping and handling fees billed to customers are classified in “Net Sales” in our Consolidated Statement of Operations. Shipping and handling costs, primarily distribution costs, are classified in “Warehousing, delivery, selling, general and administrative” expenses in our Consolidated Statement of Operations. These costs totaled $82.1 million, $73.0 million and $100.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Benefits for Retired Employees. The Company recognizes the funded status of its defined benefit pension and other postretirement plans in the Consolidated Balance Sheets, with changes in the funded status recognized through accumulated other comprehensive income (loss), net of tax, in the year in which the changes occur. The estimated cost of the Company’s defined benefit pension plan and its postretirement medical benefits are determined annually after considering information provided by consulting actuaries. Key factors used in developing estimates of these liabilities include assumptions related to discount rates, rates of return on investments, future compensation costs, healthcare cost trends, benefit payment patterns and other factors. The cost of these benefits for retirees is accrued during their term of employment. Pensions are funded primarily in accordance with the requirements of the Employee Retirement Income Security Act (“ERISA”) of 1974 and the Pension Protection Act of 2006 into a trust established for the Ryerson Pension Plan. Costs for retired employee medical benefits are funded when claims are submitted. Certain salaried employees are covered by a defined contribution plan, for which the cost is expensed in the period earned.

Cash Equivalents. Cash equivalents reflected in the financial statements are highly liquid, short-term investments with original maturities of three months or less that are an integral part of the Company’s cash management portfolio. Checks issued in excess of funds on deposit at the bank represent “book” overdrafts and are reclassified to accounts payable. Amounts reclassified totaled $32.3 million and $25.7 million at December 31, 2010 and 2009, respectively.

Inventory Valuation. Inventories are stated at the lower of cost or market value. We use the last-in, first-out (“LIFO”) method for valuing our domestic inventories. We use the weighted-average cost and the specific cost methods for valuing our foreign inventories.

Property, Plant and Equipment. Property, plant and equipment are depreciated, for financial reporting purposes, using the straight-line method over the estimated useful lives of the assets. The provision for depreciation in all periods presented is based on the following estimated useful lives of the assets:

Land improvements	20 years
Buildings	45 years
Machinery and equipment	15 years
Furniture and fixtures	10 years
Transportation equipment	6 years

Expenditures for normal repairs and maintenance are charged against income in the period incurred.

Goodwill. In accordance with FASB ASC 350, “Intangibles – Goodwill and Other” (“ASC 350”), goodwill is reviewed at least annually for impairment using a two-step approach. In the first step, the Company tests for impairment of goodwill by estimating the fair values of its reporting units using the present value of future cash flows approach, subject to a comparison for reasonableness to a market approach at the date of valuation. If the carrying amount exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. In the second step the implied fair value of the goodwill is estimated as the fair value of the reporting unit used in the first step less the fair value of all other net tangible and intangible assets of the reporting unit. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. In addition, goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company performs its annual impairment testing during the fourth quarter and determined that there was no impairment in 2010.

Long-lived Assets and Other Intangible Assets. Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment is recognized. Any related impairment loss is calculated based upon comparison of the fair value to the carrying value of the asset. Separate intangible assets that have finite useful lives are amortized over their useful lives. An impaired intangible asset would be written down to fair value, using the discounted cash flow method.

Deferred financing costs associated with the issuance of debt are being amortized using the effective interest method over the life of the debt.

Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company follows detailed guidelines in each tax jurisdiction when reviewing tax assets recorded on the balance sheet and provides for valuation allowances when it is more likely than not that the asset will not be realized.

Earnings Per Share Data. As the Company’s stock is not publicly traded, earnings (loss) per common share data is excluded from presentation.

Foreign Currency. The Company translates assets and liabilities of its foreign subsidiaries, where the functional currency is the local currency, into U.S. dollars at the current rate of exchange on the last day of the reporting period. Revenues and expenses are translated at the average monthly exchange rates prevailing during the year.

For foreign currency transactions, the Company translates these amounts to the Company’s functional currency at the exchange rate effective on the invoice date. If the exchange rate changes between the time of purchase and the time actual payment is made, a foreign exchange transaction gain or loss results which is included in determining net income for the period. The Company recognized a $2.7 million exchange loss, a $14.9 million exchange loss and a $2.1 million exchange gain for the years ended December 31, 2010, 2009 and 2008, respectively. These amounts are primarily classified in “Other income and (expense), net” in our Consolidated Statement of Operations.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-6, “Improving Disclosures About Fair Value Measurements” (“ASU 2010-6”), which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. ASU 2010-6 is effective for interim and annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for interim and annual periods beginning after December 15, 2010. We adopted the requirements within ASU 2010-6 as of January 1, 2010, except for the Level 3 reconciliation disclosures which will be adopted as of January 1, 2011. The adoption did not have an impact on our financial statements.

In December 2010, the FASB issued ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” This ASU updates ASC Topic 350, “Intangibles—Goodwill and Other,” to amend the criteria for performing Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires performing Step 2 if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company does not have any reporting units with zero or negative carrying amounts as of December 31, 2010. We will adopt this guidance prospectively beginning January 1, 2011.

In December 2010, the FASB issued ASU No. 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations” to specify that if a company presents comparative financial statements, it should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current period, occurred at the beginning of the comparable prior annual reporting period only. This guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. We will adopt this guidance prospectively beginning January 1, 2011. It is not expected to have a significant impact on the Company.

Note 2: Business Combinations

On January 26, 2010, the Company acquired, through its subsidiary JT Ryerson, all of the issued and outstanding capital stock of Texas Steel Processing, Inc. (“TSP”), a steel plate processor based in Houston, Texas. The acquisition is not material to our consolidated financial statements.

On August 4, 2010, the Company acquired, through its subsidiary JT Ryerson, all of the issued and outstanding capital stock of SFI-Gray Steel Inc. (“SFI”), a steel plate processor based in Houston, Texas. The acquisition is not material to our consolidated financial statements.

On October 31, 2008, Ryerson Holding purchased an additional 20% in Ryerson China from Van Shung Chong Holdings Limited (“VSC”). On December 31, 2008, VSC sold an additional 20% interest in Ryerson China: 10% was purchased by a wholly-owned subsidiary of Ryerson Holding and the remaining 10% was purchased by a subsidiary of Ryerson. Ryerson’s total contribution in 2008 was $7.1 million, increasing its direct ownership percentage to 50%. On July 12, 2010, we acquired VSC’s remaining 20% equity interest in Ryerson China. As a result, Ryerson China is now a wholly-owned subsidiary of Ryerson Holding. We consolidated the operations of Ryerson China as of October 31, 2008. The acquisition did not materially impact the financial statements of Ryerson.

Note 3: Restricted Cash

On October 19, 2007, prior to the Platinum Acquisition, the Company deposited $5.0 million in a trust account to fund payments arising from the Platinum Acquisition, primarily payments to the Predecessor Board of Directors. The balance in this trust account totaled $1.8 million and $1.7 million at December 31, 2010 and 2009, respectively. As part of one of our note indentures, proceeds from the sale of property, plant, and equipment are deposited in a restricted cash account. Cash can be withdrawn from this restricted account upon meeting certain requirements. The balance in this account was $6.6 million and $3.0 million at December 31, 2010 and 2009, respectively. In addition, Ryerson China has a restricted cash balance of $2.3 million as of December 31, 2010, which is primarily related to letters of credit that can be presented for product material purchases. At December 31, 2009, Ryerson China had a restricted cash balance of $9.9 million, which was primarily related to a structured foreign currency deposit that could not be withdrawn until its maturity date in March 2010. We also have cash restricted for purposes of covering letters of credit that can be presented for potential insurance claims, which totaled $4.9 million as of December 31, 2010 and 2009.

Note 4: Inventories

Inventories were classified at December 31, 2010 and 2009 as follows:

	At December 31,
	2010	2009
	(In millions)
In process and finished products	$783.4	$601.7

If current cost had been used to value inventories, such inventories would have been $20 million and $72 million lower than reported at December 31, 2010 and 2009, respectively. Approximately 86% and 85% of inventories are accounted for under the LIFO method at December 31, 2010 and 2009, respectively. Non-LIFO inventories consist primarily of inventory at our foreign facilities using the weighted-average cost and the specific cost methods. Substantially all of our inventories consist of finished products.

During 2008, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of current year purchases. The effect of the LIFO liquidation decreased cost of materials sold during 2008 by approximately $16 million and increased net income by approximately $10 million.

Note 5: Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31, 2010 and 2009:

	At December 31,
	2010	2009
	(In millions)
Land and land improvements	$104.0	$100.0
Buildings and leasehold improvements	198.4	191.4
Machinery, equipment and other	290.4	261.7
Construction in progress	2.6	3.5

Total	595.4	556.6
Less: Accumulated depreciation	(105.0)	(67.9)

Net property, plant and equipment	$490.4	$488.7

The Company recorded $1.4 million and $19.3 million of impairment charges in 2010 and 2009, respectively, related to fixed assets. The impairment charge recorded in 2010 related to certain assets held for sale in order to recognize the assets at their fair value less cost to sell in accordance with FASB ASC 360-10-35-43, “Property, Plant and Equipment – Other Presentation Matters.” Of the $19.3 million impairment charge recorded in 2009, $1.8 million related to certain assets that we determined did not have a recoverable carrying value based on the projected undiscounted cash flows and $17.5 million related to certain assets held for sale in order to recognize the assets at their fair value less cost to sell. The fair values of each property were determined based on appraisals obtained from a third party, pending sales contracts, or recent listing agreements with third party brokerage firms. In total, the Company had $14.3 million and $24.0 million of assets held for sale, classified within “Other current assets” as of December 31, 2010 and 2009, respectively.

Note 6: Intangible Assets

The following summarizes the components of intangible assets at December 31, 2010 and 2009:

	At December 31, 2010			At December 31, 2009
Amortized intangible assets	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
	(In millions)
Customer relationships	$16.5	$(3.9)	$12.6	$15.1	$(2.6)	$12.5
Developed technology / product know-how	1.9	(0.1)	1.8	—	—	—
Non-compete agreements	1.2	(0.2)	1.0	0.1	—	0.1
Trademarks	0.8	(0.1)	0.7	—	—	—

Total intangible assets	$20.4	$(4.3)	$16.1	$15.2	$(2.6)	$12.6

Amortization expense related to intangible assets for the years ended December 31, 2010, 2009 and 2008 was $1.7 million, $1.2 million and $1.2 million, respectively.

Other intangible assets are amortized over a period between 2 and 13 years. Estimated amortization expense related to intangible assets at December 31, 2010, for each of the years in the five year period ending December 31, 2015 and thereafter is as follows:

Estimated Amortization Expense
(In millions)
For the year ended December 31, 2011	$2.2
For the year ended December 31, 2012	2.2
For the year ended December 31, 2013	2.2
For the year ended December 31, 2014	2.1
For the year ended December 31, 2015	1.8
For the years ended thereafter	5.6

Note 7: Goodwill

The following is a summary of changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2009:

Carrying Amount
(In millions)
Balance at January 1, 2009	$76.4
Adjustments to purchase price	(4.5)
Changes due to foreign currency translation	(0.5)

Balance at December 31, 2009	$71.4
Acquisitions and adjustments to purchase price	1.9
Changes due to foreign currency translation	0.4

Balance at December 31, 2010	$73.7

In 2010, the Company recognized $5.9 million of goodwill related to the TSP and SFI acquisitions. The goodwill balance for TSP, $3.1 million, is not deductible for income tax purposes. The goodwill balance for SFI, $2.8 million, is deductible for income tax purposes. The Company made adjustments to the purchase price of $4.0 million and $4.5 million during the years ended December 31, 2010 and 2009, respectively.

Note 8: Restructuring and Other Charges

The following summarizes restructuring accrual activity for the years ended December 31, 2010, 2009 and 2008:

	Employee Related Costs	Tenancy and Other Costs	Total Restructuring Costs
	(In millions)
Balance at January 1, 2008	$38.8	$3.0	$41.8
Adjustment to plan liability	(4.1)	(0.3)	(4.4)
Cash payments	(28.1)	(1.2)	(29.3)
Reduction to reserve	(0.4)	—	(0.4)

Balance at December 31, 2008	$6.2	$1.5	$7.7
Adjustment to plan liability	—	(0.3)	(0.3)
Cash payments	(6.1)	(0.3)	(6.4)
Reclassifications	0.4	(0.4)	—
Reduction to reserve	(0.1)	—	(0.1)

Balance at December 31, 2009	$0.4	$0.5	$0.9
Restructuring charges	12.5	—	12.5
Cash payments	(0.6)	(0.4)	(1.0)
Adjustments for pension and other post-retirement termination non-cash charges	(12.1)	—	(12.1)
Reclassifications	(0.1)	0.1	—

Balance at December 31, 2010	$0.1	$0.2	$0.3

2010

During 2010, the Company paid $0.7 million related to the exit plan liability recorded on October 19, 2007, as part of the Platinum Acquisition. The remaining balance of $0.2 million of tenancy and other costs related to the Platinum Acquisition exit plan liability as of December 31, 2010 is expected to be paid during 2011.

In the fourth quarter of 2010, the Company recorded a $12.5 million charge related to the closure of one of its facilities. The charge consists of restructuring expenses of $0.4 million for employee-related costs, including severance for 66 employees, and additional non-cash pensions and other post-retirement benefits costs totaling $12.1 million. Included in the non-cash pension charge is a pension curtailment loss of $2.0 million. In the fourth quarter of 2010, the Company paid $0.3 million in employee costs related to this facility closure. The remaining $0.1 million balance is expected be paid in 2011. The Company expects to record additional restructuring charges of less than $1 million related to this facility closure in 2011.

2009

During 2009, the Company paid $6.4 million related to the exit plan liability recorded on October 19, 2007, as part of the Platinum Acquisition. The Company also recorded a $0.3 million reduction to the exit plan liability primarily due to lower property taxes on closed facilities than estimated in the initial restructuring plan.

2008

During 2008, the Company paid $29.3 million related to the exit plan liability recorded on October 19, 2007, as part of the Platinum Acquisition. The Company also recorded a $4.4 million reduction to the exit plan liability primarily due to 277 fewer employee terminations than anticipated in the initial restructuring plan. The reduction to the exit plan liability reduced goodwill by $2.6 million, net of tax. The Company also recorded a $0.4 million reduction to the exit plan liability in the fourth quarter of 2008 which was credited to “Warehousing, delivery, selling, general and administrative expense.”

Other Charges

In the fourth quarter of 2010, the Company also recorded a charge of $1.5 million for costs related to the retirement of its former Chief Executive Officer, which is recorded within the “Restructuring and other charges” line of the consolidated statement of operations.

Note 9: Debt

Long-term debt consisted of the following at December 31, 2010 and 2009:

	At December 31,
	2010	2009
	(In millions)
Ryerson Secured Credit Facility	$457.3	$250.2
12% Senior Secured Notes due 2015	376.2	376.2
Floating Rate Senior Secured Notes due 2014	102.9	102.9
8 1/4% Senior Notes due 2011	4.1	4.1
Foreign debt	19.7	20.8

Total debt	960.2	754.2
Less:
Short-term credit facility borrowings	2.9	7.6
8 1/4% Senior Notes due 2011	4.1	—
Foreign debt	19.7	20.8

Total long-term debt	$933.5	$725.8

The principal payments required to be made on debt during the next five fiscal years are shown below:

Amount
(In millions)
For the year ended December 31, 2011	$23.8
For the year ended December 31, 2012	457.3
For the year ended December 31, 2013	—
For the year ended December 31, 2014	102.9
For the year ended December 31, 2015	376.2
For the years ended thereafter	—

Ryerson Credit Facility

On October 19, 2007, Merger Sub entered into a 5-year, $1.35 billion revolving credit facility agreement (as amended, the “Ryerson Credit Facility”) with a maturity date of October 18, 2012 which has since been amended to the earliest of (a) March 14, 2016, (b) the date that occurs 90 days prior to the scheduled maturity date of the Floating Rate Senior Secured Notes due November 1, 2014 (“2014 Notes”), if the 2014 Notes are then outstanding and (c) the date that occurs 90 days prior to the scheduled maturity date of the 12% Senior Secured Notes due November 1, 2015 (“2015 Notes”) (together, with the 2014 Notes, the “Ryerson Notes”), if the 2015 Notes are then outstanding. At December 31, 2010, the Company had $457.3 million of outstanding borrowings, $24 million of letters of credit issued and $317 million available under the $1.35 billion Ryerson Credit Facility compared to $250.2 million of outstanding borrowings, $32 million of letters of credit issued and $268 million available at December 31, 2009. Total credit availability is limited by the amount of eligible account receivables and inventory pledged as collateral under the agreement insofar as the Company is subject to a borrowing base comprised of the aggregate of these two amounts, less applicable reserves. Eligible account receivables, at any date of determination, are comprised of the aggregate value of all accounts directly created by a borrower in the ordinary course of business arising out of the sale of goods or the rendition of services, each of which has been invoiced, with such receivables adjusted to exclude various ineligible accounts, including, among other things, those to which a borrower does not have sole and absolute title and accounts arising out of a sale to an employee, officer, director, or affiliate of the borrower. The weighted average interest rate on the borrowings under the Ryerson Credit Facility was 2.1 percent at December 31, 2010 and 2009.

Amounts outstanding under the Ryerson Credit Facility bear interest at a rate determined by reference to the base rate (Bank of America’s prime rate) or a LIBOR rate or, for the Company’s Canadian subsidiary which is a borrower, a rate determined by reference to the Canadian base rate (Bank of America-Canada Branch’s “Base Rate” for loans in U.S. Dollars in Canada) or the BA rate (average annual rate applicable to Canadian Dollar bankers’ acceptances) or a LIBOR rate and the Canadian prime rate (Bank of America-Canada Branch’s “Prime Rate.”). The spread over the base rate and Canadian prime rate is between 0.25% and 1.00% and the spread over the LIBOR and for the bankers’ acceptances is between 1.25% and 2.00%, depending on the amount available to be borrowed. Overdue amounts and all amounts owed during the existence of a default bear interest at 2% above the rate otherwise applicable thereto. The Company also pays commitment fees on amounts not borrowed at a rate between 0.25% and 0.35% depending on the average borrowings as a percentage of the total $1.35 billion agreement during a rolling three month period.

Borrowings under the Ryerson Credit Facility are secured by first-priority liens on all of the inventory, accounts receivable, lockbox accounts and related assets of Ryerson, subsidiary borrowers and certain other U.S. subsidiaries of Ryerson that act as guarantors.

The Ryerson Credit Facility contains covenants that, among other things, restrict Ryerson with respect to the incurrence of debt, the creation of liens, transactions with affiliates, mergers and consolidations, sales of assets and acquisitions. The Ryerson Credit Facility also requires that, if availability under such facility declines to a certain level, the Company maintain a minimum fixed charge coverage ratio as of the end of each fiscal quarter.

The Ryerson Credit Facility contains events of default with respect to, among other things, default in the payment of principal when due or the payment of interest, fees and other amounts after a specified grace period, material misrepresentations, failure to perform certain specified covenants, certain bankruptcy events, the invalidity of certain security agreements or guarantees, material judgments and the occurrence of a change of control of Ryerson. If such an event of default occurs, the lenders under the Ryerson Credit Facility will be entitled to various remedies, including acceleration of amounts outstanding under the Ryerson Credit Facility and all other actions permitted to be taken by secured creditors.

The lenders under the Ryerson Credit Facility have the ability to reject a borrowing request if any event, circumstance or development has occurred that has had or could reasonably be expected to have a material adverse effect on Ryerson. If Ryerson or any significant subsidiaries of the other borrowers becomes insolvent or commences bankruptcy proceedings, all amounts borrowed under the Ryerson Credit Facility will become immediately due and payable.

Proceeds from borrowings under the Ryerson Credit Facility and repayments of borrowings thereunder that are reflected in the Consolidated Statements of Cash Flows represent borrowings under the Company’s revolving credit agreement with original maturities greater than three months. Net proceeds (repayments) under the Ryerson Credit Facility represent borrowings under the Ryerson Credit Facility with original maturities less than three months.

Ryerson Notes

On October 19, 2007, Merger Sub issued the Ryerson Notes. The 2014 Notes bear interest at a rate, reset quarterly, of LIBOR plus 7.375% per annum. The 2015 Notes bear interest at a rate of 12% per annum. The Ryerson Notes are fully and unconditionally guaranteed on a senior secured basis by certain of Ryerson’s existing and future subsidiaries (including those existing and future domestic subsidiaries that are co-borrowers or guarantee obligations under the Ryerson Credit Facility).

At December 31, 2010, $376.2 million of the 2015 Notes and $102.9 million of the 2014 Notes remain outstanding. During 2009, $6.0 million principal amount of the 2015 Notes were repurchased for $3.3 million and retired, resulting in the recognition of a $2.7 million gain within “Other income and (expense), net” on the consolidated statement of operations. During 2008, $42.8 million principal amount of the 2015 Notes and $47.1 million principal amount of the 2014 Notes were repurchased and retired, resulting in the recognition of an $18.2 million gain within “Other income and (expense), net” on the consolidated statement of operations.

The Ryerson Notes and guarantees are secured by a first-priority lien on substantially all of our and our guarantors’ present and future assets located in the United States (other than receivables, inventory, related general intangibles, certain other assets and proceeds thereof) including equipment, owned real property interests valued at $1 million or more, and all present and future shares of capital stock or other equity interests of each of our and each guarantor’s directly owned domestic subsidiaries and 65% of the present and future shares of capital stock or other equity interests, of each of our and each guarantor’s directly owned foreign restricted subsidiaries, in each case subject to certain exceptions and customary permitted liens. The Ryerson Notes and guarantees are secured on a second-priority basis by a lien on the assets that secure our obligations under the Ryerson Credit Facility. The Ryerson Notes contain customary covenants that, among other things, limit, subject to certain exceptions, our ability, and the ability of our restricted subsidiaries, to incur additional indebtedness, pay dividends on our capital stock or repurchase our capital stock, make investments, sell assets, engage in acquisitions, mergers or consolidations or create liens or use assets as security in other transactions. Subject to certain exceptions, Ryerson may only pay dividends to Ryerson Holding to the extent of 50% of future net income, once prior losses are offset.

The Ryerson Notes will be redeemable by the Company, in whole or in part, at any time on or after November 1, 2011 at a specified redemption price. If a change of control occurs, the Company must offer to purchase the Ryerson Notes at 101% of their principal amount, plus accrued and unpaid interest.

Pursuant to a registration rights agreement, we agreed to file with the SEC by July 15, 2008, a registration statement with respect to an offer to exchange each of the notes for a new issue of our debt securities registered under the Securities Act, with terms substantially identical to those of the Ryerson Notes and to consummate an exchange offer no later than November 12, 2008. The Company did not consummate an exchange offer by November 12, 2008 and therefore, we were required to pay additional interest to the holders of the Ryerson Notes. As a result, the Company paid an additional approximately $0.6 million in interest to the holders of the Ryerson Notes with the interest payment on May 1, 2009. The Company completed the exchange offer on April 9, 2009. Upon completion of the exchange offer, our obligation to pay additional interest ceased.

$150 Million 8  1/4% Senior Notes due 2011

As a result of the Platinum Acquisition, $145.9 million principal of the 8 1/4% Senior Notes due 2011 (“2011 Notes”) were repurchased between October 20, 2007 and December 31, 2007 with $4.1 million outstanding at December 31, 2010 and 2009. The 2011 Notes pay interest semi-annually and mature on December 15, 2011.

The 2011 Notes contained covenants, substantially all of which were removed pursuant to an amendment of the 2011 Notes as a result of the tender offer to repurchase the notes upon the Platinum Acquisition.

Foreign Debt

At December 31, 2010, Ryerson China’s total foreign borrowings were $19.7 million, of which, $17.9 million was owed to banks in Asia at a weighted average interest rate of 4.3% secured by inventory and property, plant and equipment. Ryerson China also owed $1.8 million at December 31, 2010 to other parties at a weighted average interest rate of 1.0%. Of the total borrowings of $20.8 million outstanding at December 31, 2009, $12.6 million was owed to banks in Asia at a weighted average interest rate of 2.2% secured by inventory and property, plant and equipment. Ryerson China also owed $8.2 million at December 31, 2009 to VSC at a weighted average interest rate of 1.8%. Availability under the foreign credit lines was $14 million and $8 million at December 31, 2010 and 2009, respectively. Letters of credit issued by our foreign subsidiaries totaled $7 million and $12 million at December 31, 2010 and 2009, respectively.

Ryerson Holding Notes

On January 29, 2010, Ryerson Holding issued $483 million aggregate principal amount at maturity of 14 1/2% Senior Discount Notes due 2015 (“Ryerson Holding Notes”). No cash interest accrues on the Ryerson Holding Notes. The Ryerson Holding Notes had an initial accreted value of $455.98 per $1,000 principal amount and will accrete from the date of issuance until maturity on a semi-annual basis. The accreted value of each Ryerson Holding Note increases from the date of issuance until October 31, 2010 at a rate of 14.50%. Thereafter the interest rate increases by 1% (to 15.50%) until July 31, 2011, an additional 1.00% (to 16.50%) on August 1, 2011 until April 30, 2012, and increases by an additional 0.50% (to 17.00%) on May 1, 2012 until the maturity date. Interest compounds semi-annually such that the accreted value will equal the principal amount at maturity of each note on that date. At December 31, 2010, the accreted value of the Ryerson Holding Notes was $251.1 million. The Ryerson Holding Notes are not guaranteed by any of Ryerson Holding’s subsidiaries and are secured by a first priority security interest in the capital stock of Ryerson. The Ryerson Holding Notes rank equally in right of payment with all of Ryerson Holding’s senior debt and senior in right of payment to all of Ryerson Holding’s subordinated debt. The Ryerson Holding Notes are effectively junior to Ryerson Holding’s other secured debt to the extent of the collateral securing such debt (other than the capital stock of Ryerson). Because the Ryerson Holding Notes are not guaranteed by any of Ryerson Holding’s subsidiaries, the notes are structurally subordinated to all indebtedness and other liabilities (including trade payables) of Ryerson Holding’s subsidiaries, including Ryerson.

The Ryerson Holding Notes contain customary covenants that, among other things, limit, subject to certain exceptions, Ryerson Holding’s ability to incur additional indebtedness, pay dividends on its capital stock or repurchase its capital stock, make certain investments or other restricted payments, create liens or use assets as security in other transactions, enter into sale and leaseback transactions, merge, consolidate or transfer or dispose of substantially all of Ryerson Holding’s assets, and engage in certain transactions with affiliates.

The Ryerson Holding Notes are redeemable, at the option of Ryerson Holding, in whole or in part, at any time at specified redemption prices. The Ryerson Holding Notes are required to be redeemed upon the receipt of net proceeds of certain qualified equity issuances, specified change of controls and/or specified receipt of dividends.

Although the Ryerson Holding Notes are not recorded on the Company’s balance sheet, Ryerson plans to provide funds, in the form of dividends, to service the Ryerson Holding Notes to Ryerson Holding. The terms of the Ryerson Notes (discussed above) restrict Ryerson from making dividends to Ryerson Holding. Subject to certain exceptions, Ryerson may only pay dividends to Ryerson Holding to the extent of 50% of future net income, once prior losses are offset. In the event Ryerson is restricted from providing Ryerson Holding with sufficient distributions to fund the retirement of the Ryerson Holding Notes at maturity, Ryerson Holding may default on the Ryerson Holding Notes unless other sources of funding are available.

Pursuant to a registration rights agreement, Ryerson Holding agreed to file with the SEC by October 26, 2010, a registration statement with respect to an offer to exchange each of the Ryerson Holding Notes for a new issue of Ryerson Holding’s debt securities registered under the Securities Act, with terms substantially identical to those of the Ryerson Holding Notes and to consummate an exchange offer no later than February 23, 2011. Ryerson Holding completed the exchange offer on December 7, 2010. As a result of completing the exchange offer, Ryerson Holding satisfied its obligations under the registration rights agreement covering the Ryerson Holding Notes.

Note 10: Employee Benefits

The Company accounts for its pension and postretirement plans in accordance with FASB ASC 715, “Compensation – Retirement Benefits” (“ASC 715”). In addition to requirements for an employer to recognize in its consolidated balance sheet an asset for a plan’s overfunded status or a liability for a plan’s underfunded status and to recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur, ASC 715 requires an employer to measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year.

Prior to January 1, 1998, the Company’s non-contributory defined benefit pension plan covered certain employees, retirees and their beneficiaries. Benefits provided to participants of the plan were based on pay and years of service for salaried employees and years of service and a fixed rate or a rate determined by job grade for all wage employees, including employees under collective bargaining agreements.

Effective January 1, 1998, the Company froze the benefits accrued under its defined benefit pension plan for certain salaried employees and instituted a defined contribution plan. Effective March 31, 2000, benefits for certain salaried employees of J. M. Tull Metals Company and AFCO Metals, subsidiaries that were merged into JT Ryerson, were similarly frozen, with the employees becoming participants in the Company’s defined contribution plan. Salaried employees who vested in their benefits accrued under the defined benefit plan at December 31, 1997 and March 31, 2000, are entitled to those benefits upon retirement. Certain transition rules have been established for those salaried employees meeting specified age and service requirements. For the years ended December 31, 2010, 2009 and 2008, expense recognized for its defined contribution plans was $8.6 million, $4.2 million and $9.7 million, respectively. The Company temporarily froze company matching 401(k) contributions beginning in February 2009 through January 22, 2010, resulting in the decrease in expense in 2009 as compared to 2010 and 2008. Effective January 22, 2010, the Company resumed matching 401(k) contributions.

In February and December 2009, the Company amended the terms of two of our Canadian post-retirement medical and life insurance plans which effectively eliminated benefits to a group of employees unless these individuals agreed to retire by October 1, 2010. These actions meet the definition of a curtailment under FASB ASC 715-30-15 and resulted in a curtailment gain of $2.0 million for the year ended December 31, 2009.

In the fourth quarter of 2010, the Company announced the closure of one of its facilities, which significantly reduced the expected years of future service of active accruing participants in the Company’s defined benefit pension plan. As a result, the Company recorded a pension curtailment loss of $2.0 million in 2010.

The Company has other deferred employee benefit plans, including supplemental pension plans, the liability for which totaled $16.1 million and $15.7 million at December 31, 2010 and 2009, respectively.

Summary of Assumptions and Activity

The tables included below provide reconciliations of benefit obligations and fair value of plan assets of the Company plans as well as the funded status and components of net periodic benefit costs for each period related to each plan. The Company uses a December 31 measurement date to determine the pension and other postretirement benefit information. For the year 2010, the Company had an additional measurement date of November 18 for our U.S. pension plan due to the announced closure of one of its facilities as discussed above. The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Pension Benefits for U.S. plans were as follows:

	November 18 to December 31, 2010	January 1 to November 17, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Discount rate for calculating obligations	5.35%	N/A	5.80%	6.30%
Discount rate for calculating net periodic benefit cost	5.40	5.80%	6.30	6.50
Expected rate of return on plan assets	8.75	8.75	8.75	8.75
Rate of compensation increase	3.00	4.00	4.00	4.00

The expected rate of return on U.S. plan assets is 8.75% for 2011.

The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Other Postretirement Benefits, primarily health care, for U.S. plans were as follows:

	Year Ended December 31,
	2010	2009	2008
Discount rate for calculating obligations	5.25%	5.70%	6.30%
Discount rate for calculating net periodic benefit cost	5.70	6.30	6.40
Rate of compensation increase – benefit obligations	3.00	4.00	4.00
Rate of compensation increase – net period benefit cost	4.00	4.00	4.00

The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Pension Benefits for Canadian plans were as follows:

	Year Ended December 31,
	2010	2009	2008
Discount rate for calculating obligations	5.25%	5.75%	7.50%
Discount rate for calculating net periodic benefit cost	5.75	7.50	5.50
Expected rate of return on plan assets	7.00	7.00	7.00
Rate of compensation increase	3.50	3.50	3.50

The expected rate of return on Canadian plan assets is 7.00% for 2011.

The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Other Postretirement Benefits, primarily healthcare, for Canadian plans were as follows:

	Year Ended December 31,
	2010	2009	2008
Discount rate for calculating obligations	5.25%	5.75%	7.50%
Discount rate for calculating net periodic benefit cost	5.75	7.50	5.50
Rate of compensation increase	3.50	3.50	3.50

	Year Ended December 31,
	Pension Benefits		Other Benefits
	2010	2009	2010	2009
	(In millions)
Change in Benefit Obligation
Benefit obligation at beginning of period	$769	$726	$174	$194
Service cost	3	2	1	2
Interest cost	43	44	10	12
Plan amendments	—	2	—	(1)
Actuarial (gain) loss	37	37	(1)	(22)
Special termination benefits	7	—	3	—
Curtailment (gain) loss	2	—	—	(2)
Effect of changes in exchange rates	3	7	1	2
Benefits paid (net of participant contributions and Medicare subsidy)	(49)	(49)	(12)	(11)

Benefit obligation at end of period	$815	$769	$176	$174

Accumulated benefit obligation at end of period	$810	$765	N/A	N/A

Change in Plan Assets
Plan assets at fair value at beginning of period	$446	$430	$—	$—
Actual return on plan assets	63	51	—	—
Employer contributions	47	8	14	12
Effect of changes in exchange rates	2	6	—	—
Benefits paid (net of participant contributions)	(49)	(49)	(14)	(12)

Plan assets at fair value at end of period	$509	$446	$—	$—

Reconciliation of Amount Recognized
Funded status	$(306)	$(323)	$(176)	$(174)

Amounts recognized in balance sheet consist of:
Current liabilities	$—	$—	$(15)	$(14)
Noncurrent liabilities	(306)	(323)	(161)	(160)

Net benefit liability at the end of the period	$(306)	$(323)	$(176)	$(174)

Canadian benefit obligations represented $55 million and $49 million of the Company’s total Pension Benefits obligations at December 31, 2010 and 2009, respectively. Canadian plan assets represented $51 million and $46 million of the Company’s total plan assets at fair value at December 31, 2010 and 2009, respectively. In addition, Canadian benefit obligations represented $17 million and $15 million of the Company’s total Other Benefits obligation at December 31, 2010 and 2009, respectively.

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2010 and 2009 consist of the following:

	At December 31,
	Pension Benefits		Other Benefits
	2010	2009	2010	2009
	(In millions)
Amounts recognized in accumulated other comprehensive income (loss), pre–tax, consists of
Net actuarial (gain) loss	$264	$249	$(63)	$(67)
Prior service cost	2	2	—	1

Total	$266	$251	$(63)	$(66)

Net actuarial losses of $6.0 million and prior service costs of $0.2 million for pension benefits and net actuarial gains of $4.7 million for other postretirement benefits are expected to be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year.

Amounts recognized in other comprehensive income (loss) for the years ended December 31, 2010 and 2009 consist of the following:

	Year Ended December 31,
	Pension Benefits		Other Benefits
	2010	2009	2010	2009
	(In millions)
Amounts recognized in other comprehensive income (loss), pre–tax, consists of
Net actuarial loss (gain)	$21	$35	$(1)	$(22)
Amortization of net actuarial loss (gain)	(6)	—	5	3
Prior service cost (credit)	—	2	—	(1)

Total recognized in other comprehensive income (loss)	$15	$37	$4	$(20)

For measurement purposes for U.S. plans at December 31, 2010, the annual rate of increase in the per capita cost of covered health care benefits was 8.5 percent for all participants, grading down to 5 percent in 2017, the level at which it is expected to remain. For measurement purposes for U.S. plans at December 31, 2009, the annual rate of increase in the per capita cost of covered health care benefits was 9 percent for all participants, grading down to 5 percent in 2017, the level at which it is expected to remain. For measurement purposes for U.S. plans at December 31, 2008, the annual rate of increase in the per capita cost of covered health care benefits was 8.5 percent for participants less than 65 years old and 9 percent for participants greater than 65 years old in 2008, grading down to 5 percent in 2015, the level at which it is expected to remain. For measurement purposes for Canadian plans at December 31, 2010, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent per annum, grading down to 5 percent in 2023, the level at which it is expected to remain. For measurement purposes for Canadian plans at December 31, 2009, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent per annum, grading down to 5 percent in 2023, the level at which it is expected to remain. For measurement purposes for Canadian plans at December 31, 2008, the annual rate of increase in the per capita cost of covered health care benefits for the Company’s salaried plan was 10 percent per annum, grading down to 6 percent in 2012, and 12 percent per annum, grading down to 6 percent in 2014 for the Company’s bargaining plan, the level at which it is expected to remain.

The components of the Company’s net periodic benefit cost for the years ended December 31, 2010, 2009 and 2008 are as follows:

	Year Ended December 31,
	Pension Benefits			Other Benefits
	2010	2009	2008	2010	2009	2008
	(In millions)
Components of net periodic benefit cost

Service cost	$3	$2	$3	$1	$2	$3
Interest cost	43	45	45	10	12	13
Expected return on assets	(46)	(49)	(52)	—	—	—
Recognized actuarial loss (gain)	6	—	—	(4)	(3)	—
Special termination benefits	7	—	—	3	—	—
Curtailment loss (gain)	2	—	—	—	(2)	—

Net periodic benefit cost (credit)	$15	$(2)	$(4)	$10	$9	$16

The assumed health care cost trend rate has an effect on the amounts reported for the health care plans. For purposes of determining net periodic benefit cost for U.S plans, the annual rate of increase in the per capita cost of covered health care benefits was 9 percent for all participants for the year ended December 31, 2010, grading down to 5 percent in 2017. For purposes of determining net periodic benefit cost for Canadian plans, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent for the year ended December 31, 2010, grading down to 5 percent in 2023. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	1% increase	1% decrease
	(In millions)
Effect on service cost plus interest cost	$0.7	$(0.5)
Effect on postretirement benefit obligation	9.0	(7.4)

Pension Trust Assets

The expected long-term rate of return on pension trust assets is 7.00% to 8.75% based on the historical investment returns of the trust, the forecasted returns of the asset classes and a survey of comparable pension plan sponsors.

The Company’s pension trust weighted-average asset allocations at December 31, 2010 and 2009, by asset category are as follows:

	Trust Assets at December 31,
	2010	2009
Equity securities	63.1%	64.0%
Debt securities	26.8	26.6
Real Estate	0.7	4.8
Other	9.4	4.6

Total	100.0%	100.0%

The Board of Directors of Ryerson has general supervisory authority over the Pension Trust Fund and approves the investment policies and plan asset target allocation. An internal management committee provides on-going oversight of plan assets in accordance with the approved policies and asset allocation ranges and has the authority to appoint and dismiss investment managers. The investment policy objectives are to maximize long-term return from a diversified pool of assets while minimizing the risk of large losses, and to maintain adequate liquidity to permit timely payment of all benefits. The policies include diversification requirements and restrictions on concentration in any one single issuer or asset class. The currently approved asset investment classes are cash; fixed income; domestic equities; international equities; real estate; private equities and hedge funds of funds. Company management allocates the plan assets among the approved investment classes and provides appropriate directions to the investment managers pursuant to such allocations. The approved target ranges and allocations as of the December 31, 2010 and 2009 measurement dates were as follows:

	Range	Target
Equity securities	30-85%	73%
Debt securities	5-50	13
Real Estate	0-15	9
Other	0-15	5

Total		100%

The fair value of Ryerson’s pension plan assets at December 31, 2010 by asset category are as follows. See Note 17 for the definitions of Level 1, 2, and 3 fair value measurements.

	Fair Value Measurements at December 31, 2010
Asset Category	Total	Level 1	Level 2	Level 3
	(In millions)
Cash	$10.4	$10.4	$—	$—
Equity securities:
US large cap	167.6	167.6	—	—
US small/mid cap	42.0	42.0	—	—
Canadian large cap	14.7	14.7	—	—
Canadian small cap	1.2	1.2	—	—
Other international companies	75.9	75.9	—	—
Emerging market companies	19.5	19.5	—	—
Fixed income securities:
U.S. Treasuries	19.0	19.0	—	—
Investment grade debt	60.3	60.3	—	—
Non-investment grade debt	25.0	25.0	—	—
Municipality / non-corporate debt	0.1	0.1	—	—
Emerging market debt	10.1	10.1	—	—
Asset backed debt	2.6	2.6	—	—
Agency non-mortgage debt	1.2	1.2	—	—
Agency mortgage debt	9.7	9.7	—	—
Mortgage-backed securities	7.6	7.6	—	—
Sub-prime securities	0.7	0.7	—	—
Other types of investments:
Multi-strategy funds	6.0	—	—	6.0
Private equity funds	31.5	—	—	31.5
Real estate	3.8	—	—	3.8

Total	$508.9	$467.6	$—	$41.3

The fair value of Ryerson’s pension plan assets at December 31, 2009 by asset category are as follows:

	Fair Value Measurements at December 31, 2009
Asset Category	Total	Level 1	Level 2	Level 3
	(In millions)
Cash	$1.3	$1.3	$—	$—
Equity securities:
US large cap	131.8	131.8	—	—
US small/mid cap	39.7	39.7	—	—
Canadian large cap	12.9	12.9	—	—
Canadian small cap	1.1	1.1	—	—
Other international companies	66.0	66.0	—	—
Emerging market companies	4.0	4.0	—	—
Fixed income securities:
U.S. Treasuries	16.5	16.5	—	—
Investment grade debt	47.3	47.3	—	—
Non-investment grade debt	23.8	23.8	—	—
Municipality / non-corporate debt	0.1	0.1	—	—
Emerging market debt	11.6	11.6	—	—
Asset backed debt	1.8	1.8	—	—
Agency non-mortgage debt	1.0	1.0	—	—
Agency mortgage debt	9.2	9.2	—	—
Mortgage-backed securities	6.7	6.7	—	—
Sub-prime securities	0.8	0.8	—	—
Other types of investments:
Multi-strategy funds	19.2	—	—	19.2
Private equity funds	29.8	—	—	29.8
Real estate	21.4	—	—	21.4

Total	$446.0	$375.6	$—	$70.4

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Multi- Strategy Hedge funds	Private Equity Funds	Real Estate	Total
	(In millions)
Beginning balance at January 1, 2009	$19.0	$29.1	$39.8	$87.9
Actual return on plan assets:
Relating to assets still held at the reporting date	0.2	0.7	(18.4)	(17.5)

Ending balance at December 31, 2009	$19.2	$29.8	$21.4	$70.4
Actual return on plan assets:
Relating to assets still held at the reporting date	0.2	2.4	0.7	3.3
Relating to assets sold during the period	0.7	0.9	3.7	5.3
Purchases, sales, and settlements	(14.1)	(1.6)	(22.0)	(37.7)

Ending balance at December 31, 2010	$6.0	$31.5	$3.8	$41.3

Securities listed on one or more national securities exchanges are valued at their last reported sales price on the date of valuation. If no sale occurred on the valuation date, the security is valued at the mean of the last “bid” and “ask” prices on the valuation date.

Corporate and government bonds which are not listed or admitted to trading on any securities exchanges are valued at the average mean of the last bid and ask prices on the valuation date based on quotations supplied by recognized quotation services or by reputable broker dealers.

The non-publicly traded securities, other securities or instruments for which reliable market quotations are not available are valued at each investment manager’s discretion. Valuations will depend on facts and circumstances known as of the valuation date and application of certain valuation methods.

Contributions

The Company contributed $46.6 million, $7.5 million and $16.8 million for the years ended December 31, 2010, 2009 and 2008, respectively to improve the funded status of the plans. The Company anticipates that it will have a minimum required pension contribution funding of approximately $44 million in 2011.

Estimated Future Benefit Payments

	Pension Benefits	Other Benefits
	(In millions)
2011	$53.0	$16.1
2012	54.6	15.8
2013	54.6	15.5
2014	55.0	15.2
2015	55.4	14.9
2016-2020	282.0	71.0

Note 11: Commitments and Contingencies

Lease Obligations & Other

The Company leases buildings and equipment under noncancellable operating leases expiring in various years through 2025. Future minimum rental commitments are estimated to total $96.8 million, including approximately $19.9 million in 2011, $15.3 million in 2012, $12.0 million in 2013, $9.3 million in 2014, $7.2 million in 2015 and $33.1 million thereafter.

Rental expense under operating leases totaled $25.6 million, $25.4 million and $30.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.

To fulfill contractual requirements for certain customers in 2010, the Company has entered into certain fixed-price noncancellable contractual obligations. These purchase obligations which will all be paid in 2011 aggregated to $35.4 million at December 31, 2010.

Concentrations of Various Risks

The Company’s financial instruments consist of cash, accounts receivable, derivative instruments, accounts payable, and notes payable. In the case of cash, accounts receivable and accounts payable, the carrying amount on the balance sheet approximates the fair values due to the short-term nature of these instruments. The derivative instruments are marked to market each period. Based on borrowing rates available to the Company for loans with similar terms, the carrying value of notes payable approximates the fair values.

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of derivative financial instruments and trade accounts receivable. Our derivative financial instruments are contracts placed with major financial institutions. Credit is generally extended to customers based upon an evaluation of each customer’s financial condition, with terms consistent in the industry and no collateral required. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across geographic areas.

The Company has signed supply agreements with certain vendors which may obligate the Company to make cash deposits based on the spot price of aluminum at the end of each month. These cash deposits offset amounts payable to the vendor when inventory is received. We made no cash deposits for the year ended December 31, 2010. We have no exposure at December 31, 2010.

Approximately 17% of our total labor force is covered by collective bargaining agreements. There are collective bargaining agreements that will expire in fiscal 2011, which cover approximately 7% of our total labor force. We believe that our overall relationship with our employees is good.

Litigation

From time to time, we are named as a defendant in legal actions incidental to our ordinary course of business. We do not believe that the resolution of these claims will have a material adverse effect on our financial position, results of operations or cash flows. We maintain liability insurance coverage to assist in protecting our assets from losses arising from or related to activities associated with business operations.

On April 22, 2002, Champagne Metals, an Oklahoma metals service center that processes and sells aluminum products, sued us and six other metals service centers in the United States District Court for the Western District of Oklahoma. Champagne Metals

alleged a conspiracy among the defendants to induce or coerce aluminum suppliers to refuse to designate it as a distributor in violation of federal and state antitrust laws and tortious interference with business and contractual relations. The complaint sought damages with the exact amount to be determined at trial. Champagne Metals also sought treble damages on its antitrust claims and sought punitive damages in addition to actual damages on its other claim. On May 12, 2009, the parties resolved all matters by agreement. Under the terms of this agreement we made a cash payment of $2.6 million to Champagne Metals. On June 12, 2009 the matter was dismissed with prejudice.

There are various claims and pending actions against the Company. The amount of liability, if any, for those claims and actions at December 31, 2010 is not determinable but, in the opinion of management, such liability, if any, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Note 12: Comprehensive Income

The following sets forth the components of comprehensive income:

	Year Ended December 31,
	2010	2009	2008
	(In millions)
Net income (loss)	$(70.0)	$(192.4)	$25.8
Other comprehensive income (loss):
Foreign currency translation adjustments	11.4	27.9	(43.1)
Changes in unrecognized benefit costs, net of tax benefit of $0.7 in 2010, tax benefit of $1.8 in 2009, and $72.7 tax benefit in 2008	(18.3)	(17.0)	(114.7)
Unrealized gain on available-for-sale investment	5.4	—	—

Total comprehensive loss	(71.5)	(181.5)	(132.0)
Less: comprehensive loss attributable to noncontrolling interest	(3.2)	(3.4)	(1.7)

Comprehensive loss attributable to Ryerson Inc.	$(68.3)	$(178.1)	$(130.3)

Note 13: Related Parties

The Company pays an affiliate of Platinum an annual monitoring fee of up to $5.0 million pursuant to a corporate advisory services agreement. The monitoring fee was $5.0 million for the years ended December 31, 2010, 2009 and 2008.

We declared and paid a dividend of $35.0 million and $25.0 million to Ryerson Holding in July 2009 and April 2008, respectively.

Note 14: Sales by Product

The Company derives substantially all of its sales from the distribution of metals. The following table shows the Company’s percentage of sales by major product line:

	Year Ended December 31,
Product Line	2010	2009	2008
	(Percentage of Sales)
Stainless	28%	25%	30%
Aluminum	21	22	20
Carbon flat rolled	28	28	25
Bars, tubing and structurals	8	8	9
Fabrication and carbon plate	10	11	11
Other	5	6	5

Total	100%	100%	100%

No customer accounted for more than 5 percent of Company sales for the years ended December 31, 2010, 2009 and 2008. The top ten customers accounted for less than 12 percent of its sales for the year ended December 31, 2010. A significant majority of the Company’s sales are attributable to its U.S. operations and a significant majority of its long-lived assets are located in the United States. The only operations attributed to foreign countries relate to the Company’s subsidiaries in Canada, China and Mexico, which in aggregate comprised 14 percent, 14 percent, and 11 percent of the Company’s sales during the years ended December 31, 2010, 2009 and 2008, respectively; Canadian, Chinese and Mexican assets were 15 percent, 17 percent and 15 percent at December 31, 2010, 2009 and 2008, respectively.

Note 15: Other Matters

Equity Investments

Coryer. In 2003, the Company and G. Collado S.A. de C.V. formed Coryer, S.A. de C.V. (“Coryer”), a joint venture in Mexico. The Company had a 49 percent equity interest in the joint venture until the Company sold its interest on November 28, 2008 to the majority stockholder. The Company recognized $0.8 million gain on the sale in 2008.

Tata Ryerson Limited. The Company sold its 50 percent interest in Tata Ryerson Limited, a joint venture with Tata Steel Limited, an integrated steel manufacturer in India on July 10, 2009 to its joint venture partner. Tata Ryerson Limited, which was formed in 1997, is a metals service center and processor with processing facilities at Jamshedpur, Faridabad, and Ranjangaon, India. Prior to the sale, the Company accounted for this joint venture under the equity method of accounting. The Company received proceeds of $49 million for the transaction and recognized a pre-tax gain of approximately $0.5 million in the third quarter of 2009. The Company’s investment in this joint venture was not material to the Company’s consolidated financial position or results of operations.

Note 16: Compensation Plan

Participation Plan

In 2009, Ryerson Holding adopted the 2009 Participation Plan (as amended and restated, the “Plan”). The purpose of the Plan is to provide incentive compensation to key employees of the Company by granting performance units. The value of the performance units is related to the appreciation in the value of the Company from and after the date of grant and the performance units vest over a period specified in the applicable award agreement, which typically vest over 44 months. The Plan may be altered, amended or terminated by the Company at any time. All performance units will terminate upon termination of the Plan or expiration on February 15, 2014. Participants in the Plan may be entitled to receive compensation for their vested units if certain performance-based “qualifying events” occur during the participant’s employment with the Company or during a short period following the participant’s death.

There are two “qualifying events” defined in the Plan: (1) A “qualifying sale event” in which there is a sale of some or all of the stock of Ryerson Holding then held by Ryerson Holding’s principal stockholders and (2) A “qualifying distribution” in which Ryerson Holding pays a cash dividend to its principal stockholders. Upon the occurrence of a Qualifying Event, participants with vested units may receive an amount equal to the difference between: (i) the value (as defined by the Plan) of the units on the date of the qualifying event, and (ii) the value of the units assigned on the date of grant. No amounts are due to participants until the total cash dividends and net proceeds from the sale of common stock to Ryerson Holding’s principal stockholder exceeds $875 million. Upon termination, with or without cause, units are forfeited, except in the case of death, as described in the Plan. As of December 31, 2010, 87,500,000 units have been authorized and granted, 21,875,000 units have been forfeited, and 49,218,750 units have vested and 16,406,250 units are nonvested as of the date hereof. The Company is accounting for this Plan in accordance with FASB ASC 718, “Compensation – Stock Compensation” (“ASC 718”). Since the occurrence of future “qualifying events” is not determinable or estimable, no liability or expense has been recognized to date. The fair value of the performance units are based upon cash dividends to and net proceeds from sales of common stock of Ryerson Holding by its principal stockholders through the end of each period that have occurred or are probable. The fair value of the performance units on their grant date in 2009 and at December 31, 2010 and 2009, which included cash dividends of $213.8 million paid on January 29, 2010 and $56.5 million paid in 2009, was zero.

Note 17: Derivatives and Fair Value of Financial Instruments

Derivatives

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are interest rate risk, foreign currency risk, and commodity price risk. Interest rate swaps are entered into to manage interest rate risk associated with the Company’s floating-rate borrowings. We use foreign currency exchange contracts to hedge our Canadian subsidiaries’ variability in cash flows from the forecasted payment of currencies other than the functional currency. From time to time, we may enter into fixed price sales contracts with our customers for certain of our inventory components. We may enter into metal commodity futures and options contracts periodically to reduce volatility in the price of metals. We may also enter into natural gas price swaps to manage the price risk of forecasted purchases of natural gas. The Company currently does not account for its derivative contracts as hedges but rather marks them to market with a corresponding offset to current earnings. The Company regularly reviews the creditworthiness of its derivative counterparties and does not expect to incur a significant loss from the failure of any counterparties to perform under any agreements.

The following table summarizes the location and fair value amount of our derivative instruments reported in our consolidated balance sheet as of December 31, 2010 and 2009:

	Asset Derivatives				Liability Derivatives
	December 31, 2010		December 31, 2009		December 31, 2010		December 31, 2009
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
	(In millions)
Derivatives not designated as hedging instruments under ASC 815
Interest rate contracts	N/A	N/A	N/A	N/A	Other accrued liabilities	$0.8	Non-current taxes and other credits	$1.0

Foreign exchange contracts	N/A	N/A	N/A	N/A	Other accrued liabilities	0.3	Non-current taxes and other credits	0.1

Commodity contracts	Prepaid expenses and other current assets	$0.7	Receivables less provision for allowances, claims and doubtful accounts	$0.7	Other accrued liabilities	0.1	N/A	N/A

Total derivatives		$0.7		$0.7		$1.2		$1.1

The Company’s interest rate forward contracts had a notional amount of $100 million as of December 31, 2010 and 2009. As of December 31, 2010 and 2009, the Company’s foreign currency exchange contracts had a U.S. dollar notional amount of $7.1 million and $15.9 million, respectively. As of December 31, 2010 and 2009, the Company had 1,345 and 472 tons, respectively, of nickel futures or option contracts related to forecasted purchases. The Company entered into a natural gas price swap during 2010, which had a notional amount of 225,000 million British thermal units (“mmbtu”) as of December 31, 2010. The Company entered into a hot roll steel coil option contract in 2010 related to forecasted purchases, which had a notional amount of 2,325 tons as of December 31, 2010. The company entered into an aluminum price swap in 2010 related to forecasted purchases, which had a notional amount of 64 tons as of December 31, 2010.

The following table summarizes the location and amount of gains and losses reported in our consolidated statement of operations for the years ended December 31, 2010, 2009 and 2008:

		Amount of Gain/(Loss) Recognized in Income on Derivatives
		Year Ended December 31,
Derivatives not designated as hedging instruments under ASC 815	Location of Gain/(Loss) Recognized in Income on Derivative	2010	2009	2008
		(In millions)
Interest rate contracts	Interest and other expense on debt	$(1.1)	$(1.8)	$(2.7)

Foreign exchange contracts	Other income and (expense), net	(0.3)	(0.3)	0.4

Commodity contracts	Cost of materials sold	(0.3)	3.5	(4.5)

Natural gas commodity contracts	Warehousing, delivery, selling, general and administrative	(0.1)	—	—

Total		$(1.8)	$1.4	$(6.8)

Fair Value of Financial Instruments

As permitted by ASC 820-10-65-1, the Company adopted the nonrecurring fair value measurement disclosures for nonfinancial assets and liabilities. To increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

1.	Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the reporting date.

2.	Level 2—inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

3.	Level 3—unobservable inputs, such as internally-developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

The following table presents assets and liabilities measured and recorded at fair value on our Consolidated Balance Sheets on a recurring basis and their level within the fair value hierarchy as of December 31, 2010:

	At December 31, 2010
	Level 1	Level 2	Level 3
	(In millions)
Assets
Cash equivalents:
Commercial paper	$18.1	$—	$—

Prepaid and other current assets:
Common stock – available-for-sale investment	$20.2	$—	$—

Mark-to-market derivatives:
Commodity contracts	$—	$0.7	$—

Liabilities
Mark-to-market derivatives:
Interest rate contracts	$—	$0.8	$—
Foreign exchange contracts	—	0.3	—
Commodity contracts	—	0.1	—

Total liability derivatives	$—	$1.2	$—

The fair value of each derivative contract is determined using Level 2 inputs and the market approach valuation technique, as described in ASC 820. The Company has various commodity derivatives to lock in nickel prices for varying time periods. The fair value of these derivatives is determined based on the spot price each individual contract was purchased at and compared with the one-month daily average actual spot price on the London Metals Exchange for nickel on the valuation date. The Company also has commodity derivatives to lock in hot roll coil and aluminum prices for varying time periods. The fair value of these derivatives is determined based on the spot price each individual contract was purchased at and compared with the one-month daily average actual spot price on the New York Mercantile Exchange for the commodity on the valuation date. The Company also has a natural gas price swap to lock in natural gas prices through March 2011. The fair value of this derivative is determined based on the spot price of the natural gas contract and compared with the one-month daily average actual spot price of natural gas according to the Henry Hub index on the valuation date. The Company also has an interest rate swap to fix a portion of the Company’s interest payments on its debt obligations. The interest rate swap, which has a notional amount of $100 million, fixes a portion of our interest payments at an interest rate of 1.59%. The contract expires on July 15, 2011. The interest rate swap is valued using estimated future one-month LIBOR interest rates as compared to the fixed interest rate of 1.59%. In addition, the Company has numerous foreign exchange contracts to hedge our Canadian subsidiaries variability in cash flows from the forecasted payment of currencies other than the functional currency, the Canadian dollar. The Company defines the fair value of foreign exchange contracts as the amount of the difference between the contracted and current market value at the end of the period. The Company estimates the current market value of foreign exchange contracts by obtaining month-end market quotes of foreign exchange rates and forward rates for contracts with similar terms. The Company uses the exchange rates provided by Reuters. Each contract term varies in the number of months, but on average is between 3 to 12 months in length.

The following table presents assets and liabilities measured and recorded at fair value on our Consolidated Balance Sheets on a non-recurring basis and their level within the fair value hierarchy as of December 31, 2010:

	At December 31, 2010
	Level 1	Level 2	Level 3
	(In millions)
Assets
Impaired assets (Note 5)	$—	$14.3	$—

The carrying and estimated fair values of the Company’s financial instruments at December 31, 2010 and 2009 were as follows:

	At December 31, 2010		At December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In millions)
Cash and cash equivalents	$62.2	$62.2	$114.9	$114.9
Receivables less provision for allowances, claims and doubtful accounts	499.1	499.1	357.6	357.6
Accounts payable	287.3	287.3	173.4	173.4
Long-term debt, including current portion	960.2	969.5	754.2	750.1

The estimated fair value of the Company’s cash and cash equivalents, receivables less provision for allowances, claims and doubtful accounts and accounts payable approximate their carrying amounts due to the short-term nature of these financial instruments. The estimated fair value of the Company’s long-term debt and the current portions thereof is determined by using quoted market prices of Company debt securities, where available, and from analyses performed using current interest rates considering credit ratings and the remaining terms of maturity.

Available-For-Sale Investment

The Company has classified an investment made during 2010 as available-for-sale at the time of purchase. Investments classified as available-for-sale are recorded at fair value with the related unrealized gains and losses included in accumulated other comprehensive income. Management evaluates investments in an unrealized loss position on whether an other-than-temporary impairment has occurred on a periodic basis. Factors considered by management in assessing whether an other-than-temporary impairment has occurred include: the nature of the investment; whether the decline in fair value is attributable to specific adverse conditions affecting the investment; the financial condition of the investee; the severity and the duration of the impairment; and whether we intend to sell the investment or will be required to sell the investment before recovery of its amortized cost basis. When it is determined that an other-than-temporary impairment has occurred, the investment is written down to its market value at the end of the period in which it is determined that an other-than-temporary decline has occurred. Realized gains and losses are recorded within the statement of operations upon sale of the security and are based on specific identification.

The Company’s available-for-sale security as of December 31, 2010 can be summarized as follows:

	At December 31, 2010
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In millions)
Common stock	$14.8	$5.4	$—	$20.2

There is no maturity date for this investment and there have been no sales for the year ended December 31, 2010.

Note 18: Income Taxes

The elements of the provision for income taxes were as follows:

	Year Ended December 31,
	2010	2009	2008
	(In millions)
Income (loss) before income tax:
Federal	$(50.6)	$(106.7)	$2.1
Foreign	(6.5)	(18.8)	35.4

	$(57.1)	$(125.5)	$37.5

Current income taxes:
Federal	$(47.2)	$3.4	$11.6
Foreign	1.5	7.5	9.9
State	0.4	(0.2)	3.0

	(45.3)	10.7	24.5
Deferred income taxes	58.2	56.2	(12.8)

Total tax provision	$12.9	$66.9	$11.7

Income taxes differ from the amounts computed by applying the federal tax rate as follows:

	Year Ended December 31,
	2010	2009	2008
	(In millions)
Federal income tax expense computed at statutory tax rate of 35%	$(20.0)	$(44.0)	$13.1
Additional taxes or credits from:
State and local income taxes, net of federal income tax effect	(0.4)	(1.3)	2.3
Foreign tax credit	—	(8.5)	—
Other non-deductible expenses	0.7	1.5	0.7
Domestic production activities benefit	2.1	(1.3)	(2.2)
Foreign income not includable in federal taxable income	5.5	5.8	(2.5)
Indian taxes	—	8.3	—
Tax on sale of foreign joint venture	—	14.5	—
Valuation allowance	24.5	92.3	—
All other, net	0.5	(0.4)	0.3

Total income tax provision	$12.9	$66.9	$11.7

The components of the deferred income tax assets and liabilities arising under FASB ASC 740, “Income Taxes” (“ASC 740”) were as follows:

	At December 31,
	2010	2009
	(In millions)
Deferred tax assets:
AMT tax credit carryforwards	$38	$47
Post-retirement benefits other than pensions	67	70
Federal and foreign net operating loss carryforwards	29	—
State net operating loss carryforwards	12	5
Pension liability	120	130
Other deductible temporary differences	21	23
Less: valuation allowances	(125)	(98)

	$162	$177

Deferred tax liabilities:
Fixed asset basis difference	$117	$120
Inventory basis difference	135	96
Other intangibles	1	4

	253	220

Net deferred tax liability	$(91)	$(43)

The Company had available at December 31, 2010, federal AMT credit carryforwards of approximately $38 million, which may be used indefinitely to reduce regular federal income taxes.

The Company’s deferred tax assets also include $26 million related to US federal net operating loss (“NOL”) carryforwards which expire in 20 years, $12 million related to state NOL carryforwards which expire generally in 3 to 15 years and $3 million related to foreign NOL carryforwards which expire in 3 to 5 years, available at December 31, 2010.

In accordance with ASC 740, the Company assesses, on a quarterly basis, the realizability of its deferred tax assets. A valuation allowance must be established when, based upon the evaluation of all available evidence, it is more-likely-than-not that all or a portion of the deferred tax assets will not be realized. In making this determination, we analyze, among other things, our recent history of earnings, cash flows and the nature and timing of future deductions and benefits represented by the deferred tax assets. As a result of U.S. pre-tax losses incurred in periods leading up to the second quarter of 2009, we were unable to rely on the positive evidence of projected future income to support all deferred tax assets. After considering both the positive and negative evidence available at the end of the second quarter of fiscal year 2009, the Company determined that it was more-likely-than-not that it would not realize the full value of a portion of its U.S. deferred tax assets. As a result, during the second quarter of 2009, the Company established a valuation allowance against its deferred tax assets in the U.S. to reduce them to the amount that is more-likely-than-not to be realized with a corresponding non-cash charge of $74.3 million to the provision for income taxes. During the second half of 2009 an additional non-cash charge of $23.9 million was recorded, increasing the valuation allowance to $98.4 million at December 31, 2009. Of the charges recorded during 2009, $92.3 million of this valuation allowance was charged to income tax provision and $5.9 million was charged to other comprehensive income. The valuation allowance was increased to $124.8 million at December 31, 2010. Of the charges recorded during 2010, $24.5 million was charged to income tax provision and $4.4 million was charged to other comprehensive income offset by $2.5 million of a change in net deferred tax assets for which a valuation allowance was fully provided. The valuation allowance is reviewed quarterly and will be maintained until sufficient positive evidence exists to support the reversal of some or all of the valuation allowance.

At December 31, 2010, the Company had approximately $60.1 million of undistributed foreign earnings. The Company has not recognized any U.S. tax expense on $54.1 million of these earnings since it intends to reinvest the earnings outside the U.S. for the foreseeable future. The Company has recognized U.S. tax expense on $6 million of these undistributed earnings that were included in the Company’s prior year U.S. taxable income under the U.S. Subpart F income rules.

The Company accounts for uncertain income tax positions in accordance with ASC 740. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized Tax Benefits
(In millions)
Unrecognized tax benefits balance at January 1, 2008	$7.1
Gross increases – tax positions in prior periods	0.4
Settlements and closing of statute of limitations	(2.4)

Unrecognized tax benefits balance at December 31, 2008	$5.1
Gross increases – tax positions in prior periods	0.1
Settlements and closing of statute of limitations	(0.2)

Unrecognized tax benefits balance at December 31, 2009	$5.0
Gross increases – tax positions in prior periods	1.0
Settlements and closing of statute of limitations	(0.2)

Unrecognized tax benefits balance at December 31, 2010	$5.8

Ryerson and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for years through 2007. Substantially all state and local income tax matters have been concluded through 2005. However, a change by a state in subsequent years would result in an insignificant change to the Company’s state tax liability. The Company has substantially concluded foreign income tax matters through 2006 for all significant foreign jurisdictions.

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2010 and 2009, we had approximately $0.4 million and $1.5 million of accrued interest related to uncertain tax positions, respectively. Total amount of unrecognized tax benefits that would affect our effective tax rate if recognized is $3.6 million and $3.2 million as of December 31, 2010 and 2009, respectively. The decrease in interest during 2010 resulted primarily from a re-evaluation of jurisdictions where the Company has NOL carryforwards.

The Company and its U.S. subsidiaries are included in the consolidated federal income tax return with its parent company, Ryerson Holding. Income taxes have been computed as if the Company filed a separate income tax return.

Note 19: Condensed Consolidating Financial Statements

On October 19, 2007, Merger Sub issued Ryerson Notes. Merger Sub was formed solely for the purpose of merging with and into Ryerson. Ryerson is the surviving corporation of the merger and assumed the obligations of Merger Sub. The Ryerson Notes are fully and unconditionally guaranteed on a senior secured basis by each of Ryerson’s existing and future domestic subsidiaries that are co-borrowers or guarantee our obligations under the Ryerson Credit Facility. Each guarantor of the Ryerson Notes is 100% owned by Ryerson and the guarantees are joint and several. Ryerson Inc. may only pay dividends to Ryerson Holding to the extent of 50% of future net income, once prior losses are offset. Presented below is the condensed consolidating financial information of Ryerson and its subsidiaries as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008.

RYERSON INC.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2010

(In millions)

	Parent	Guarantor	Non-guarantor	Eliminations	Consolidated
Net sales	$—	$3,351.3	$550.5	$(6.3)	$3,895.5
Cost of materials sold	—	2,886.7	475.3	(6.3)	3,355.7

Gross profit	—	464.6	75.2	—	539.8
Warehousing, delivery, selling, general and administrative expenses	4.9	426.2	74.6	—	505.7
Restructuring and other charges	—	12.0	—	—	12.0
Gain on insurance settlement	(2.6)	—	—	—	(2.6)
Impairment charge on fixed assets	—	1.4	—	—	1.4
Pension and other postretirement benefits curtailment loss	—	2.0	—	—	2.0

Operating profit (loss)	(2.3)	23.0	0.6	—	21.3
Other income and (expense), net	—	—	(3.2)	—	(3.2)
Interest and other expense on debt	(70.3)	(1.3)	(3.6)	—	(75.2)
Intercompany transactions:
Interest expense on intercompany loans	(55.9)	—	(0.4)	56.3	—
Interest income on intercompany loans	—	56.3	—	(56.3)	—

Income (loss) before income taxes	(128.5)	78.0	(6.6)	—	(57.1)
Provision (benefit) for income taxes	(15.4)	25.3	3.0	—	12.9
Equity in (earnings) loss of subsidiaries	(47.7)	4.6	—	43.1	—

Net income (loss)	(65.4)	48.1	(9.6)	(43.1)	(70.0)
Less: Net loss attributable to noncontrolling interest	—	—	(4.6)	—	(4.6)

Net income (loss) attributable to Ryerson Inc.	$(65.4)	$48.1	$(5.0)	$(43.1)	$(65.4)

RYERSON INC.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2009

(In millions)

	Parent	Guarantor	Non-guarantor	Eliminations	Consolidated
Net sales	$—	$2,647.2	$423.4	$(4.5)	$3,066.1
Cost of materials sold	—	2,247.6	367.5	(4.5)	2,610.6

Gross profit	—	399.6	55.9	—	455.5
Warehousing, delivery, selling, general and administrative expenses	3.4	417.3	63.2	—	483.9
Gain on sale of assets	—	(3.3)	—	—	(3.3)
Impairment charge on fixed assets	—	19.3	—	—	19.3
Pension and other postretirement benefits curtailment gain	—	—	(2.0)	—	(2.0)

Operating loss	(3.4)	(33.7)	(5.3)	—	(42.4)
Other income and (expense), net	2.7	—	(12.9)	—	(10.2)
Interest and other expense on debt	(69.1)	(1.7)	(2.1)	—	(72.9)
Intercompany transactions:
Interest expense on intercompany loans	(56.5)	(2.1)	(0.3)	58.9	—
Interest income on intercompany loans	—	56.9	2.0	(58.9)	—

Income (loss) before income taxes	(126.3)	19.4	(18.6)	—	(125.5)
Provision for income taxes	42.7	16.7	7.5	—	66.9
Equity in loss of subsidiaries	20.3	15.4	—	(35.7)	—

Net loss	(189.3)	(12.7)	(26.1)	35.7	(192.4)
Less: Net loss attributable to noncontrolling interest	—	—	(3.1)	—	(3.1)

Net loss attributable to Ryerson Inc.	$(189.3)	$(12.7)	$(23.0)	$35.7	$(189.3)

RYERSON INC.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2008

(In millions)

	Parent	Guarantor	Non-guarantor	Eliminations	Consolidated
Net sales	$—	$4,751.9	$571.1	$(13.2)	$5,309.8
Cost of materials sold	—	4,134.8	476.1	(13.2)	4,597.7

Gross profit	—	617.1	95.0	—	712.1
Warehousing, delivery, selling, general and administrative expenses	5.0	517.2	63.9	—	586.1

Operating profit (loss)	(5.0)	99.9	31.1	—	126.0
Other income and (expense), net	18.5	0.9	2.0	—	21.4
Interest and other expense on debt	(106.6)	(2.7)	(0.6)	—	(109.9)
Intercompany transactions:
Interest expense on intercompany loans	(47.3)	—	(0.4)	47.7	—
Interest income on intercompany loans	—	47.7	—	(47.7)	—

Income (loss) before income taxes	(140.4)	145.8	32.1	—	37.5
Provision (benefit) for income taxes	(49.5)	51.3	9.9	—	11.7
Equity in earnings of subsidiaries	(118.3)	(19.5)	—	137.8	—

Net income	27.4	114.0	22.2	(137.8)	25.8
Less: Net loss attributable to noncontrolling interest	—	—	(1.6)	—	(1.6)

Net income attributable to Ryerson Inc.	$27.4	$114.0	$23.8	$(137.8)	$27.4

RYERSON INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

(In millions)

	Parent	Guarantor	Non-guarantor	Eliminations	Consolidated
OPERATING ACTIVITIES:
Net income (loss)	$(65.4)	$48.1	$(9.6)	$(43.1)	$(70.0)

Non-cash expenses	(74.0)	182.2	6.7	—	114.9
Equity in earnings of subsidiaries	(47.7)	4.6	—	43.1	—
Changes in working capital	13.1	(238.8)	(17.6)	—	(243.3)

Net adjustments	(108.6)	(52.0)	(10.9)	43.1	(128.4)

Net cash used in operating activities	(174.0)	(3.9)	(20.5)	—	(198.4)

INVESTING ACTIVITIES:
Net cash provided by (used in) investing activities	61.4	66.5	1.3	(173.6)	(44.4)

FINANCING ACTIVITIES:
Net cash provided by (used in) financing activities	113.1	(51.5)	(50.7)	173.6	184.5

Net increase (decrease) in cash and cash equivalents	0.5	11.1	(69.9)	—	(58.3)
Effect of exchange rates	—	—	5.6	—	5.6

Net change in cash and cash equivalents	0.5	11.1	(64.3)	—	(52.7)
Beginning cash and cash equivalents	—	4.6	110.3	—	114.9

Ending cash and cash equivalents	$0.5	$15.7	$46.0	$—	$62.2

RYERSON INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

(In millions)

	Parent	Guarantor	Non-guarantor	Eliminations	Consolidated
OPERATING ACTIVITIES:
Net loss	$(189.3)	$(12.7)	$(26.1)	$35.7	$(192.4)

Non-cash expenses	60.8	50.3	4.0	—	115.1
Equity in earnings of subsidiaries	20.3	15.4	—	(35.7)	—
Changes in working capital	50.5	296.1	15.4	—	362.0

Net adjustments	131.6	361.8	19.4	(35.7)	477.1

Net cash provided by (used in) operating activities	(57.7)	349.1	(6.7)	—	284.7

INVESTING ACTIVITIES:
Net cash provided by (used in) investing activities	37.1	(332.6)	34.4	293.2	32.1

FINANCING ACTIVITIES:
Net cash provided by (used in) financing activities	20.5	(19.5)	(28.7)	(293.2)	(320.9)

Net decrease in cash and cash equivalents	(0.1)	(3.0)	(1.0)	—	(4.1)
Effect of exchange rates	—	—	10.1	—	10.1

Net change in cash and cash equivalents	(0.1)	(3.0)	9.1	—	6.0
Beginning cash and cash equivalents	0.1	7.6	101.2	—	108.9

Ending cash and cash equivalents	$—	$4.6	$110.3	$—	$114.9

RYERSON INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

(In millions)

	Parent	Guarantor	Non-guarantor	Eliminations	Consolidated
OPERATING ACTIVITIES:
Net income	$27.4	$114.0	$22.2	$(137.8)	$25.8

Non-cash expenses	31.7	(8.1)	(11.5)	—	12.1
Equity in earnings of subsidiaries	(118.3)	(19.5)	—	137.8	—
Changes in working capital	(1,472.9)	1,638.4	75.9	—	241.4

Net adjustments	(1,559.5)	1,610.8	64.4	137.8	253.5

Net cash provided by (used in) operating activities	(1,532.1)	1,724.8	86.6	—	279.3

INVESTING ACTIVITIES:
Net cash provided by (used in) investing activities	1,212.6	(552.4)	24.1	(660.3)	24.0

FINANCING ACTIVITIES:
Net cash provided by (used in) financing activities	319.5	(1,194.7)	(7.1)	660.3	(222.0)

Net increase (decrease) in cash and cash equivalents	—	(22.3)	103.6	—	81.3
Effect of exchange rates	—	—	(7.6)	—	(7.6)

Net change in cash and cash equivalents	—	(22.3)	96.0	—	73.7
Beginning cash and cash equivalents	0.1	29.9	5.2	—	35.2

Ending cash and cash equivalents	$0.1	$7.6	$101.2	$—	$108.9

RYERSON INC.

CONDENSED CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2010

(In millions)

	Parent	Guarantor	Non-guarantor	Eliminations	Consolidated
ASSETS
Current Assets	$1,668.7	$1,142.0	$239.4	$(1,629.3)	$1,420.8
Property, plant and equipment net of accumulated depreciation	—	425.8	64.6	—	490.4
Other noncurrent assets	806.4	1,731.3	13.6	(2,401.2)	150.1

Total Assets	$2,475.1	$3,299.1	$317.6	$(4,030.5)	$2,061.3

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	$19.2	$2,089.7	$78.5	$(1,629.3)	$558.1
Noncurrent liabilities	2,393.4	462.1	24.0	(1,453.7)	1,425.8
Ryerson Inc. stockholders’ equity	62.5	747.3	200.2	(947.5)	62.5
Noncontrolling interest	—	—	14.9	—	14.9

Total Liabilities and Equity	$2,475.1	$3,299.1	$317.6	$(4,030.5)	$2,061.3

RYERSON INC.

CONDENSED CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2009

(In millions)

	Parent	Guarantor	Non-guarantor	Eliminations	Consolidated
ASSETS
Current Assets	$1,662.4	$849.3	$261.8	$(1,633.7)	$1,139.8
Property, plant and equipment net of accumulated depreciation	—	427.7	61.0	—	488.7
Other noncurrent assets	810.6	1,896.0	14.8	(2,562.3)	159.1

Total Assets	$2,473.0	$3,173.0	$337.6	$(4,196.0)	$1,787.6

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	$46.8	$1,921.8	$50.8	$(1,633.7)	$385.7
Noncurrent liabilities	2,295.4	485.9	33.1	(1,578.9)	1,235.5
Ryerson Inc. stockholders’ equity	130.8	765.3	218.1	(983.4)	130.8
Noncontrolling interest	—	—	35.6	—	35.6

Total Liabilities and Equity	$2,473.0	$3,173.0	$337.6	$(4,196.0)	$1,787.6

Note 20: Subsequent Events

On March 14, 2011, Ryerson entered into an amended and restated Ryerson Credit Facility, effective immediately. The Ryerson Credit Facility, among other things consists of $1.35 billion in commitments from the lenders and extends the maturity date to the earlier of (a) March 11, 2016, (b) the date that occurs 90 days prior to the scheduled maturity date of the 2014 Notes if such notes are then outstanding and (c) the date that occurs 90 days prior to the scheduled maturity date of the 2015 Notes if such notes are then outstanding. Pricing under the Ryerson Credit Facility was also adjusted to reflect current market conditions. Pricing is not materially different from our original Ryerson Credit Facility.